Exhibit 99.1

Robin Energy Declares Special Dividend of $0.10 Per Share

Limassol, Cyprus, November 2, 2026 – Robin Energy Ltd. (NASDAQ: RBNE) (“Robin Energy” or the “Company”), an international ship-owning company providing energy transportation services globally, announced today that the Company's board of directors has declared a one-time, special dividend of $0.10 per common share, payable in cash. The dividend is payable to the Company’s shareholders of record at the close of business on November 16, 2026 and is expected to be paid on or about November 20, 2026 (the “Dividend Payment Date”). Given that the payment of the special dividend represents more than 25% of the current trading price of the Company’s common shares, Nasdaq has advised the Company that its common shares will trade with “due bills”. More information on this process is included below.

Due Bills: As the special dividend of $0.10 per common share exceeds 25% of the current trading price of the common shares, Nasdaq has advised the Company that its common shares will trade with due bills, representing an assignment of the right to receive the special dividend in cash, from the record date of November 16, 2026 through the close of trading on Nasdaq on November 20, 2026, which is the Dividend Payment Date and the last day of trading before the November 23, 2026 ex-dividend date (this period of time, the “Due Bill Period”). This means that holders who purchase these securities during the Due Bill Period (even if the trades are to be settled after the Due Bill Period) will be entitled to receive the special dividend. Conversely, sellers who sell the securities during the Due Bill Period (even if the trades are to be settled after the Due Bill Period) will not be entitled to the special dividend. Due bills obligate a seller of securities to deliver the dividend payable on such securities to the buyer. The due-bill obligations are settled customarily between the brokers representing buyers and sellers of the securities. The Company has no obligation for either the amount of the due bill or the processing of the due bill. Buyers and sellers of the Company’s common shares should consult their brokers before trading to ensure they understand the effect of Nasdaq’s due-bill procedures.

If your shares are held through a bank, broker or nominee, and you have questions regarding the dividend, please contact such bank, broker or nominee. If you are a registered shareholder and you have questions regarding the dividend, you may call the Company’s transfer agent, Broadridge Corporate Issuer Solutions, LLC, at (888) 789-8409.

As of October 30, 2026, the Company had 48,243,450 common shares issued and outstanding.

About Robin Energy Ltd.

Robin Energy is an international ship-owning company providing energy transportation services globally. Upon completion of our recently announced acquisition, the Company’s fleet will comprise of three LPG Carriers that carry petrochemical gases worldwide.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including those related to the anticipated completion and timing of the dividend. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, uncertainties related to the anticipated completion and timing of the dividend as well as those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, and our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS
For further information please contact:

Investor Relations
Robin Energy Ltd.
Email: ir@robinenergy.com